July 13, 2006

Zip+4 Code: 20549-0305

<u>Via Fax & U.S. Mail</u>
Howard Hochhauser, Acting Chief Financial Officer
Martha Stewart Living Omnimedia, Inc.
11 West 42nd Street
New York, New York 10036

> **Re: Martha Stewart Living Omnimedia, Inc.**
> **Form 10-K for the Year Ended December 31, 2005**
> **File 001-15395**

Dear Mr. Hochhauser:

We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

Sincerely,

David R. Humphrey
Branch Chief-Accountant